Exhibit 12.2

United States Steel Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Six Months Ended June 30,			Year Ended December 31,
(Dollars in Millions)	2009		2008	2008	2007	2006	2005	2004
Portion of rentals representing interest	$12		$8	$33	$32	$44	$45	$51
Capitalized interest	10		5	14	7	3	12	8
Other interest and fixed charges	78		118	179	135	123	87	131

Total fixed charges (A)	$100		$131	$226	$174	$170	$144	$190

Earnings-pretax income with applicable adjustments (B)	$(884)		$1,341	$3,203	$1,305	$1,884	$1,467	$1,687

Ratio of (B) to (A)		(a)	10.24	14.17	7.50	11.08	10.19	8.88

(a)	Earnings did not cover fixed charges by $984 million.